UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number 001-34476

Banco Santander (Brasil) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company with Authorized Capital
CNPJ/ME: 90.400.888/0001-42
NIRE: 35.300.332.067

NOTICE TO THE MARKET

Banco Santander (Brasil) S.A. (“Santander Brasil”), in attendance to the Official Letter, B3 254/2022-SLS received on March 09, 2022, through which B3 SA – Brasil, Bolsa, Balcão (“B3”) requests a statement on the atypical fluctuations of the Company's securities as per the communication below:

“In view of the latest fluctuations recorded with the securities issued by this company, the number of trades and the amount traded, as below, we request that you be informed, until 03/10/2022, if there is any fact known to you. that can justify them.

ON Shares
Prices (R$ by shares)
Date	Opening	Min	Max	Avg	Closing	Fluctuation. %	Nº of trades	Amount	Volume (R$)
22/02/2022	15,06	14,90	15,09	14,99	15,05	-0,06	359	48.700	730.118,00
23/02/2022	15,05	14,76	15,20	15,04	15,10	0,33	828	114.000	1.714.446,00
24/02/2022	14,89	14,12	14,89	14,38	14,40	-4,63	4.335	639.600	9.197.312,00
25/02/2022	14,42	14,33	14,70	14,52	14,63	1,59	2.517	337.100	4.895.870,00
02/03/2022	14,81	14,42	14,90	14,61	14,69	0,41	1.130	141.800	2.072.050,00
03/03/2022	14,68	14,46	14,88	14,75	14,88	1,29	697	102.700	1.514.530,00
04/03/2022	14,95	14,39	15,00	14,48	14,48	-2,68	2.436	331.400	4.798.537,00
07/03/2022	14,51	14,01	14,51	14,21	14,03	-3,10	2.632	437.700	6.219.862,00
08/03/2022	14,11	13,98	14,29	14,07	14,03	0,00	3.235	449.700	6.329.455,00
09/03/2022*	14,08	14,08	15,40	14,90	15,28	8,90	992	138.400	2.062.512,00

PN Shares
Prices (R$ by shares)
Date	Date	Date	Date	Date	Date	Date	Date	Date	Date
22/02/2022	16,90	16,67	16,94	16,78	16,79	-0,23	465	88.500	1.484.856,00
23/02/2022	16,69	16,54	16,96	16,75	16,57	-1,31	792	134.800	2.258.119,00
24/02/2022	16,57	15,82	16,57	16,04	15,98	-3,56	3.572	604.500	9.695.916,00
25/02/2022	15,99	15,90	16,40	16,14	16,28	1,87	2.124	326.600	5.270.140,00
02/03/2022	16,14	16,14	16,36	16,28	16,31	0,18	914	161.900	2.635.974,00
03/03/2022	16,25	16,25	16,53	16,38	16,38	0,42	645	139.600	2.287.115,00
04/03/2022	16,38	15,97	16,38	16,08	16,11	-1,64	2.083	357.100	5.741.696,00
07/03/2022	16,11	15,60	16,11	15,82	15,60	-3,16	2.469	457.800	7.242.704,00
08/03/2022	15,98	15,42	15,98	15,64	15,69	0,57	3.002	456.200	7.133.991,00
09/03/2022*	15,93	15,79	16,94	16,65	16,89	7,64	1.127	199.500	3.322.055,00

UNIT Shares
Prices (R$ by shares)
Date	Date	Date	Date	Date	Date	Date	Date	Date	Date
22/02/2022	32,04	31,52	32,04	31,70	31,61	-0,34	7.490	1.715.900	54.399.050,00
23/02/2022	31,38	31,35	32,22	31,74	31,40	-0,66	19.824	4.191.700	133.061.157,00
24/02/2022	30,62	29,70	30,81	30,24	30,33	-3,40	16.131	4.327.400	130.843.889,00
25/02/2022	30,03	30,03	30,94	30,76	30,94	2,01	16.212	4.964.600	152.706.191,00
02/03/2022	30,60	30,47	31,03	30,78	30,76	-0,58	8.336	1.876.200	57.744.932,00

03/03/2022	30,83	30,67	31,39	31,01	31,15	1,26	8.775	3.174.200	98.434.713,00
04/03/2022	31,09	30,24	31,12	30,46	30,57	-1,86	11.387	2.186.500	66.606.412,00
07/03/2022	30,23	29,51	30,45	29,85	29,63	-3,07	13.141	3.161.500	94.364.468,00
08/03/2022	29,71	29,26	30,12	29,63	29,68	0,16	13.204	3.087.600	91.498.001,00
09/03/2022*	29,93	29,80	32,92	31,58	32,92	10,91	9.028	2.249.800	71.053.547,00

*Updated until 12h06 PM.”

The Company clarifies that it regularly monitors the behavior of its securities, as well as market movements in general.

Furthermore, it is noteworthy that it is possible to infer that the transactions with Santander Brasil securities in the period indicated in the table above are marginally higher than the average variations compared previous periods, however, maintaining the average growth curve observed in the aforementioned periods.

In this sense, the Company confirms that it is not aware of any fact that should be disclosed to the Market and that, in turn, would justify possible fluctuations in the price, in the quantities of common and preferred shares of the Company traded and in the number of deals signed.

In view of the above-mentioned Official Letter, we renew on this occasion our highest assurances of distinguished esteem and sincere consideration, and we remain at your disposal to resolve any doubts and additional requests.

São Paulo, March 10, 2022.

Angel Santodomingo Martell

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2022

Banco Santander (Brasil) S.A.
By:	/s/ Amancio Acurcio Gouveia
	Name:	Amancio Acurcio Gouveia
	Title:	Officer Without Specific Designation

By:	/s/ Angel Santodomingo Martell
	Name:	Angel Santodomingo Martell
	Title:	Vice-President Executive Officer